UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

S1 CORPORATION
(Name of Subject Company (Issuer))
ACI WORLDWIDE, INC.
ANTELOPE INVESTMENT CO. LLC
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Dennis P. Byrnes, Esq.
Executive Vice President, General Counsel and Secretary
ACI Worldwide, Inc.
6060 Coventry Drive
Elkhorn, Nebraska 68022
(402) 778-2183
Dennis P. Byrnes, Esq.
Executive Vice President, General Counsel and Secretary
Antelope Investment Co. LLC
c/o ACI Worldwide, Inc.
6060 Coventry Drive
Elkhorn, Nebraska 68022
(402) 778-2183
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert A. Profusek, Esq.
Jones Day
222 East 41st Street
New York, New York 10017
Tel.: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$539,221,905.12	$62,603.67

*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 61,555,012 shares of S1 Corporation common stock (the sum of (x) 55,519,459 shares of S1 Corporation common stock outstanding as of August 18, 2011 and (y) 7,142,553 shares of S1 Corporation common stock issuable upon the exercise of outstanding options and warrants (as reported in the Proxy Statement on Schedule 14A filed by S1 Corporation on August 22, 2011), less (z) 1,107,000 shares of S1 Corporation common stock beneficially owned by ACI Worldwide, Inc.), and (ii) the average of the high and low sales prices of shares of S1 common stock as reported on the NASDAQ Stock Market on August 26, 2011 ($8.76).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,295.14	Form or registration no.:	Form S-4
Filing Party:	ACI Worldwide, Inc.	Date Filed:	August 30, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Antelope Investment Co. LLC, a Delaware limited liability company and wholly-owned subsidiary of ACI (“Offeror”). This Schedule TO relates to the third-party tender offer by Offeror to exchange all of the issued and outstanding shares of common stock, par value $0.01 per share (the “S1 Shares”), of S1 Corporation, a Delaware corporation (“S1”) for 0.2800 shares of ACI common stock, par value $0.005 per share (the “ACI Shares”), or $10.00 in cash for each S1 Share (less applicable withholding taxes and without interest), upon the terms and conditions set forth in (1) the Prospectus/Exchange Offer, dated August 30, 2011 (the “Exchange Offer”), and (2) the related Letter of Election and Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Exchange Offer”).
     On August 30, 2011, ACI filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Exchange Offer forms a part. The terms and conditions of the Exchange Offer are set forth in the Prospectus/Offer to Exchange and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.
     All information contained in the Prospectus/Offer to Exchange and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Exchange Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the section of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) As described in the Prospectus/Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is S1 Corporation, a Delaware corporation. Its principal executive office is located at 705 Westech Drive, Norcross, Georgia 30092 and its telephone number is (404)-923-3500.
     (b) This Schedule TO relates to the S1 Shares. Based upon information contained in the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by S1 on August 22, 2011 (the “S1 Proxy Statement”), there were 55,519,459 S1 Shares outstanding as of August 18, 2011.
     (c) The information concerning the principal market, if any, in which the S1 Shares are traded and certain high and low sales prices for the S1 Shares and the ACI Shares in the respective principal market in which they are traded set forth in the section of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Comparative Market Price and Dividend Information” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
     (a), (b), (c) The information set forth in the sections of the Exchange Offer titled “Summary of the Exchange Offer—The Companies,” “The Companies—ACI,” “The Companies—Offeror,” “The Exchange Offer—Certain Relationships with S1 and Interests of ACI in the Exchange Offer,” and Appendix A and Appendix B to the Prospectus/Offer to Exchange, is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a)(1)(i) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—The Exchange Offer” and “The Exchange Offer—Overview” is incorporated herein by reference.
     (a)(1)(ii) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the

Exchange Offer—The Exchange Offer,” “The Exchange Offer—Overview,” and “The Exchange Offer—Cash In Lieu of Fractional ACI Shares” is incorporated herein by reference.
     (a)(1)(iii) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Expiration Time of the Exchange Offer” and “The Exchange Offer—Expiration Time of the Exchange Offer” is incorporated herein by reference.
     (a)(1)(iv) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Extension, Termination and Amendment” and “The Exchange Offer—Extension, Termination and Amendment” is incorporated herein by reference.
     (a)(1)(v) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Extension, Termination and Amendment” and “The Exchange Offer—Extension, Termination and Amendment” is incorporated herein by reference.
     (a)(1)(vi) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Withdrawal Rights” and “The Exchange Offer—Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(vii) The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Exchange Offer—Procedure for Tendering” and “The Exchange Offer—Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(viii) The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Exchange Offer—Acceptance for Exchange and Exchange of S1 Shares; Delivery of Exchange Offer Consideration” is incorporated herein by reference.
     (a)(1)(ix) Not applicable.
     (a)(1)(x) The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Exchange Offer—Effect of the Exchange Offer on the Market for S1 Shares; NASDAQ Listing; Registration Under the Securities Exchange Act of 1934; Margin Regulations,” “Description of ACI Capital Stock,” and “Comparison of Stockholders’ Rights” is incorporated herein by reference.
     (a)(1)(xi) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Accounting Treatment” and “The Exchange Offer—Accounting Treatment” is incorporated herein by reference.
     (a)(1)(xii) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Certain Material Federal Income Tax Consequences,” “The Exchange Offer—Certain Material Federal Income Tax Consequences “ and Items 6 and 8 of the Instructions to the Exhibit 99.1—Letter of Election and Transmittal is incorporated herein by reference.
     (a)(2) Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Acquisition, Background and Reasons for the Exchange Offer—Background of the Exchange Offer” and “The Exchange Offer—Certain Relationships With S1 and Interests of ACI in the Exchange Offer” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Exchange Offer—Reasons for the Exchange Offer,” “The Acquisition, Background and Reasons for the Exchange Offer—Reasons for the Exchange Offer,” “The Exchange Offer—Ownership of ACI After the Exchange Offer,” “The Exchange Offer—Purpose and Structure of the Exchange Offer,” “The Exchange Offer—Plans for S1,” and “The Exchange Offer—Effect of the Exchange Offer on the Market for S1 Shares; NASDAQ Listing; Registration Under the Securities Exchange Act of 1934; Margin Regulations” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a), (b), (d) The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Exchange Offer—Source and Amount of Funds” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Companies—ACI,” “The Companies—Offeror,” “The Exchange Offer—Certain Relationships With S1 and Interests of ACI in the Exchange Offer” and Appendix A and Appendix B to the Prospectus/Offer to Exchange is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) The information set forth in the section of the Prospectus/Offer to Exchange titled “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
     (a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Selected Historical Consolidated Financial Data of ACI,” “Selected Historical Consolidated Financial Data of S1,” “Summary Selected Unaudited Pro Forma Combined Financial Information,” “Historical and Pro Forma Per Share Information,” and “Unaudited Condensed Combined Pro Forma Financial Information” is incorporated herein by reference. Offeror was formed on August 22, 2011 and has no financial assets.
ITEM 11. ADDITIONAL INFORMATION.
     (a)(1) The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Acquisition, Background and Reasons for the Exchange Offer” and “The Exchange Offer—Certain Relationships With S1 and Interests of ACI in the Exchange Offer” is incorporated herein by reference.
     (a)(2), (3) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Offer—Regulatory Approval and Status,” and “The Exchange Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Exchange Offer—Effect of the Exchange Offer on the Market for S1 Shares; NASDAQ Listing; Registration Under the Securities Exchange Act of 1934; Margin Regulations” is incorporated herein by reference.
     (a)(5) The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary of the Offer—Regulatory Approval and Status” and “The Exchange Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) The information set forth in the Prospectus/Offer to Exchange and the accompanying Letter of Election and Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Prospectus/Offer to Exchange*

(a)(1)(B)	Form of Letter of Election and Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release and Proposal Letter to S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(B)	Proposal Slides, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(C)	ACI Employee Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(D)	ACI Partner Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(E)	ACI Earnings Call and Discussion on Proposal to Acquire S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(F)	Press Release, dated August 2, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 2, 2011)

(a)(5)(G)	Press Release, dated August 15, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 15, 2011)

(a)(5)(H)	Press Release, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(I)	ACI Letter to S1 Shareholders, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(J)	ACI Proxy Statement on Schedule 14A, dated August 25, 2011 (incorporated by reference to ACI’s filing on August 25, 2011)

(b)	Commitment Letter, dated August 29, 2011, from Wells Fargo Securities, LLC and Wells Fargo Bank, National Association

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Incorporated by reference to the ACI Registration Statement on Form S-4 filed on August 30, 2011.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ACI WORLDWIDE, INC.
By:	/s/ Dennis P. Byrnes
	Name:	Dennis P. Byrnes
	Title:	Executive Vice President, General Counsel and Secretary

ANTELOPE INVESTMENT CO. LLC
By:	/s/ Dennis P. Byrnes
	Name:	Dennis P. Bryrnes
	Title:	Executive Vice President, General Counsel and Secretary

Date: August 30, 2011

EXHIBIT INDEX

(a)(1)(A)	Prospectus/Offer to Exchange*

(a)(1)(B)	Form of Letter of Election and Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release and Proposal Letter to S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(B)	Proposal Slides, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(C)	ACI Employee Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(D)	ACI Partner Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(E)	ACI Earnings Call and Discussion on Proposal to Acquire S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(F)	Press Release, dated August 2, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 2, 2011)

(a)(5)(G)	Press Release, dated August 15, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 15, 2011)

(a)(5)(H)	Press Release, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(I)	ACI Letter to S1 Shareholders, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(J)	ACI Proxy Statement on Schedule 14A, dated August 25, 2011 (incorporated by reference to ACI’s filing on August 25, 2011)

(b)	Commitment Letter, dated August 29, 2011, from Wells Fargo Securities, LLC and Wells Fargo Bank, National Association

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Incorporated by reference to the ACI Registration Statement on Form S-4 filed on August 30, 2011.